August 25, 2025

John Hamm
Chief Financial Officer
Cumberland Pharmaceuticals
1600 West End Avenue, Suite 1300
Nashville, TN 37203

       Re: Cumberland Pharmaceuticals
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-33637
Dear John Hamm:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences